

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2014

Via E-mail
Mr. Nathan Halsey
President, Chief Executive Officer and Secretary
Bonamour, Inc.
2301 Cedar Springs Road, Suite 450
Dallas, TX 75201

> **Re:** **Bonamour, Inc.**
> **Form 10-K**
> **Filed March 31, 2014**
> **File No. 0-53186**

Dear Mr. Halsey:

We have reviewed your response dated September 2, 2014 and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Business, page 2

1. We note your response to comment 1 of our letter dated July 30, 2014, stating, among other things, that the annual report disclosures regarding the company's operations are accurate. Please explain to us how your repeated disclosures that your products were developed by BAI and that the "intellectual property rights in the ingredients, materials, technology and processes used to manufacture [y]our products are generally owned by [y]our suppliers" are consistent with your response to our comment that under the Assignment of Trademark Rights you assumed all responsibility for further development, manufacture and packaging of Bonamour-branded products. The Assignment of Trademark Rights agreement does not appear to assign you the right to develop, manufacture and package Bonamour-related products, but rather it assigns you the right, title and interest to the "BONAMOUR" trademark throughout the world. In addition, we

note that the rights granted under the Trademark License Agreement (Exhibit 10.3 to the Form 10-K for fiscal year ended December 31, 2011) also appear inconsistent with the rights assigned under the Assignment of Trademark Rights (Exhibit 10.4 to the to the Form 10-K for fiscal year ended December 31, 2011). While these two documents appear to have been executed on the same day, the first grants the company an exclusive *license* "to use the BONAMOUR™ Marks in [*Asia*] in connection with the promotion, advertising, sale and distribution of the Goods and Services" [emphasis added], while the second "sells, assigns and transfers to [you] the *entire right*, title and interest in and to the [BONAMOUR mark] *throughout the world*, as fully and entirely as the same would have been held and enjoyed by [BAI]" [emphasis added]. Please address our prior comment 1 in full as well as address the inconsistencies in the rights granted under the two agreements. Please ensure that in your response to identify in detail the services you provide to your sole customer and controlling shareholder.

2. We note your response to comment 2 of our letter dated July 30, 2014. However, you have provided no analysis to support your belief that you are not a shell company. Supplementally, please explain to us in detail the nature of your operations related to the $202,765 revenue generated in 2013. In the alternative, please amend the Form 10-K to reflect your shell company status.

Sourcing, Manufacturing and Quality Assurance, page 5

3. In response to comment 5 of our letter dated July 30, 2014, you state that Cosmetics Laboratories began manufacturing product for you in 2011. This appears to be inconsistent with your response to comment 1 in which you indicate that you began developing the Bonamour products in 2012 pursuant to the Assignment of Trademark Rights agreement. Please tell us what products Cosmetics Laboratories were producing for you in 2011. Moreover, your disclosure that you "expect Cosmetic Laboratories *will* handle the manufacture, packaging and shipping of [y]our products, and *initially*, it *will* serve as [y]our sole supplier of such services" [emphasis added] suggests that Cosmetic Laboratories had not begun providing services to you at the time of the filing of the Form 10-K for the most recently completed fiscal year. We may have additional comments following the review of your response.

Management's Discussion and Analysis of Financial Condition and results of operations, page 9

Results of Operations, page 12

4. We note your response to comment 6 of our letter dated July 30, 2014, in which you indicate that the $202,765 in revenues for 2013 were from a prepayment order in 2011. Note 4 of your financial statements states that (i) the prepayment was in the amount of $1,511,520, and in November 2012, $906,750 of which was returned to BAI; (ii) the company recorded sales of $560,000; (iii) it offset $11,379 and $23,450 of the initial deposit against the amounts due to the company by BAI; and then (iv) it reclassified the

remaining balance of $9,761 to loans from related parties. Based on this disclosure, there appears to have been no remaining balance of $202,765 from the deposit that could have been attributable to the 2013 revenues. Please advise.

Financial Statements

5. We have read your response to comment 9 in our letter dated July 30, 2014. It is unclear how you concluded that the specific language in the guidance cited in the comment does not apply. In this regard, please reconcile your accounting with ASC 805-50-30-5, which states that transfers of assets between entities under common control be transferred at carryover basis. Identify also the authoritative GAAP that supports the recognition of profits based only on industry averages. If relevant, please provide to us the industry data you reference in your response for all periods presented and correlate that data with the gross margins reflected in the 2012-2013 financial statements.

Exhibits

6. It appears that the Assignment of Trademark Rights and License Agreement were previously filed as exhibits to your Form 10-K filed April 12, 2012, but are not included in your exhibit index. In future filings, please revise your exhibit index to include these agreements.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at (202) 551-3754, or Era Anagnosti at (202) 551-3369, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief